UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM (AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Hitachi Funmatsu Yakin Kabushiki Kaisha
(Names of Subject Company)

Hitachi Powdered Metals Co., Ltd.
(Translation of Subject Companies' Names into English (if applicable))

Japan
(Jurisdiction of Subject Companies' Incorporation or Organization)

Hitachi Chemical Co., Ltd.
(Names of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Hitachi Chemical Co., Ltd.
Attn.: Yasuhiro Ouchi
General Manager
Legal Group
Shinjuku-Mitsui Building
1-1, Nishi-Shinjuku 2-chome
Shinjuku-ku, Tokyo 163-0449
Japan
(phone number:+81-3-5381-2350)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following documents are attached as exhibits to this Form:

Exhibit number	Description
1	English translation of a press release, dated February 26, 2008, of Hitachi Chemical Co., Ltd. ("Hitachi Chemical") and Hitachi Powdered Metals Co., Ltd. ("Hitachi Powdered Metals") regarding the making of Hitachi Powdered Metals into a wholly-owned subsidiary of Hitachi Chemical.[1]
2	English translation of a public announcement, dated February 27, 2008, of Hitachi Powdered Metals regarding a share exchange without a shareholders' resolution and a request for submission of share certificates.

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the public announcement included as Exhibit 2.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Hitachi Chemical Co., Ltd. has filed with the Commission a written irrevocable consent and power of attorney on Form F-X on February 26, 2008.

[1] Previously furnished to the Commission as part of Form CB on February 26, 2008.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hitachi Chemical Co., Ltd.

By: ______________________________

Name: Keiichi Takeda
Title: Senior Vice President and Executive Officer

Date: February 27, 2008

EXHIBIT 2

[Translation]

February 27, 2008

To Our Shareholders:

Hiroshi Fujinami
President, Executive Officer and Director
Hitachi Powdered Metals Co., Ltd.
2-1, Minoridai 5-chome, Matsudo-shi, Chiba

ANNOUNCEMENT OF A STOCK-FOR-STOCK EXCHANGE AND REQUEST FOR SUBMISSION OF SHARE CERTIFICATES

Hitachi Powdered Metals Co., Ltd. (the "Company") is pleased to announce that its Board of Directors, at a meeting held on February 26, 2008 (Tuesday), resolved that the Company will conduct a Stock-for-Stock Exchange *(kabushiki-kokan)*, whereby Hitachi Chemical Co., Ltd. (1-1, Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo; hereinafter "Hitachi Chemical") shall become the wholly owning parent company of the Company and the Company shall become a wholly owned subsidiary of Hitachi Chemical, with April 1, 2008 (Tuesday) as the effective date thereof, without receiving approval by resolution of a general meeting of shareholders as set forth in Article 783, Paragraph 1 of the Companies Act pursuant to the provisions under Article 784, Paragraph 1 of the Companies Act.

Accordingly, the Company requests that all holders of share certificates submit all share certificates they currently hold during the period for submission of share certificates as described below, for the reason that shares of Hitachi Chemical will be delivered as consideration for shares of the Company to all the shareholders except Hitachi Chemical whose names are listed or recorded in the final shareholders' register (including beneficial shareholders; hereinafter the same shall apply) immediately preceding the entering into force of the Stock-for-Stock Exchange, at an exchange ratio of 0.37 shares of Hitachi Chemical's stock for one (1) share of the Company's stock, following which all the Company's shares held by its shareholders other than Hitachi Chemical will be wholly acquired by Hitachi Chemical upon the effective date of the Stock-for-Stock Exchange, thereby making the share certificates of the Company's stock that the Company has issued by that date completely null and void.

With regard to the method for submitting share certificates, please read the "Notice Regarding Submission of Share Certificates due to the Stock-for-Stock Exchange" which the Company has already sent to all shareholders who need to take steps to submit share certificates.

Shareholders who have kept their share certificates in the safety deposit and custody accounts of any securities company are requested to make inquiries to the securities company concerned. Please note that share certificates need not be submitted for: shares for which share certificates have been deposited to and kept in custody by the Japan Securities Depository Center, Inc. through the custody and transfer system for securities, shares of less than one unit *(tangen-miman-kabushiki)*, and shares for which non-holding of share certificates have been reported.

Please also note that shareholders who wish to request that the Company purchase their shares in the Stock-for-Stock Exchange in accordance with Article 785, Paragraph 1 of the Companies Act must, during the period starting from 20 days prior to the effective date and until the day preceding the effective date, make requests to such effect in writing, and include the number of shares for which purchase is requested of the Company.

1. Period for submission of share certificates
   From February 29, 2008 (Friday) to April 1, 2008 (Tuesday)

2. Office for the processing of paperwork related to the submission of share certificates

   Transfer Agent, office for the processing of paperwork
   Tokyo Securities Transfer Agent Co., Ltd., Headquarters
   6-2, Otemachi 2-chome, Chiyoda-ku, Tokyo (Nippon Building, 4th Flr.)

   Mailing address with regard to this subject and information number
   Tokyo Securities Transfer Agent Co., Ltd., Agency Head office (*Daiko Honbu)*
   7-1, Izumi 2-chome, Suginami-ku, Tokyo 168-0063
   TEL: 0120-49-7009 (toll-free dial in Japan)

   Liaison offices
   Head office and branches nationwide (excluding Consul Plaza)
   The Chuo Mitsui Trust and Banking Company, Limited

END